Exhibit 99.1

Cian PLC Announces Third Quarter and Nine Months 2022 Financial Results

Larnaca, Cyprus, November 17, 2022 – Cian PLC (NYSE: CIAN, MOEX: CIAN) (“Cian”, the “Group” or the “Company”), a leading online real estate classifieds platform in Russia, today announced its financial results for the third quarter and nine months ended September 30, 2022.

Third Quarter 2022 Key Financial and Operational Highlights1

•	Revenue increased by 44% Y-o-Y to RUB 2,241 million ($39.0 million).

•	Profit for the period amounted to RUB 380 million ($6.6 million).

•	Adjusted EBITDA[2] increased by 264% Y-o-Y and reached RUB 549 million ($9.6 million).

•	Adjusted EBITDA Margin[2] increased by 15 ppt Y-o-Y to 24.5%.

•	Core Business revenue increased by 46% Y-o-Y to RUB 2,151 million ($37.5 million).

Nine Months 2022 Key Financial and Operational Highlights1

•	Revenue increased by 38% Y-o-Y to RUB 5,872 million ($102.3 million).

•	Loss for the period amounted to RUB 9 million ($0.2 million) driven by foreign currency exchange loss described in the corresponding section below.

•	Adjusted EBITDA[2] increased by 437% Y-o-Y and reached RUB 1,085 million ($18.9 million).

•	Adjusted EBITDA Margin[2] increased by 14 ppt and amounted to 18.5%.

•	Core Business revenue increased by 38% Y-o-Y to RUB 5,554 million ($96.7 million).

Dmitriy Grigoriev, Chief Executive Officer of Cian PLC, commented: “We continued to grow our business during the third quarter, despite market conditions remaining to be unprecedentedly adverse. Our focus has been balancing revenue growth in our Core Business with maintaining financial stability of the Company.

The Core Business revenue grew as the result of a considerable increase in our listing and lead generation revenue from Moscow and the Moscow region, a strong increase in demand for leads from developers following the market cooldown, and the successful roll out of price increases in key segments of the market.

During 2022 to date, the Company has been generating significant free cash flow and currently accumulated considerable amount of cash on its balance sheet. In case our performance continues to remain strong, we will be considering our options with respect to deployment of this cash, including potential distribution of funds among our shareholders. Nevertheless, the Company’s current corporate structure, together with the current restrictions imposed both by international and Russian law, would create certain difficulties in effecting any such distribution. In the event that such a distribution is planned, we will consider potential solutions and keep all our stakeholders informed on our progress in due course.”

1 Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of September 30, 2022 (RUB 57.4130 to USD 1.00)

2 Adjusted EBITDA and Adjusted EBITDA Margin are non-IFRS measures. See “Non-IFRS Financial Measures and Supplemental Financial Information” elsewhere in this release for a description of these measures and their reconciliation from the most directly comparable IFRS financial measures.

Third Quarter and Nine Months 2022 Results

Factors affecting year-over-year trends and comparisons

We believe that trends in the real estate market in the nine months ended September 30, 2022 were particularly characterized by the following events: (i) the key interest rate increase to 20.0% in late February 2022 which, in combination with tight subsidized mortgage limits, led to an overall decrease in the demand for mortgage loans and subsequently for primary and secondary real estate; (ii) the gradual decrease of the key interest rate (from 20.0% in late February to 7.5% since mid-September) by the Central Bank of the Russian Federation (CBR) and recovery in subsidized mortgage programs both by the Government and developers led to a gradual demand recovery from the second half of May; and (iii) the announcement of the military mobilization in Russia in late September which significantly increased uncertainty in the market and put substantial pressure on demand.

Third Quarter 2022 Results

Revenue

Revenue for the three months ended September 30, 2022 amounted to RUB 2,241 million compared to RUB 1,557 million for the three months ended September 30, 2021, an increase of RUB 684 million, or 44%. The revenue increase was primarily driven by growth in the Core Business segment.

The following table outlines a breakdown of revenue by segment and type for the periods indicated (in millions of RUB and USD):

	Three months ended (unaudited)
	September 30, 2021	September 30, 2022	September 30, 2022	Y-o-Y growth
	RUB	RUB	USD (1)
Total Revenue	1,557	2,241	39.0	44%
Core Business	1,470	2,151	37.5	46%
Mortgage Marketplace	72	53	0.9	(26)%
Valuation and Analytics	7	10	0.2	43%
C2C Rental	1	-	-	(100)%
End-to-End Offerings	7	27	0.5	286%

1 Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of September 30, 2022 (RUB 57.4130 to USD 1.00)

Core Business segment revenue

Core Business revenue reached RUB 2,151 million for the three months ended September 30, 2022, an increase of 46% from RUB 1,470 million for the three months ended September 30, 2021. Core Business revenue growth was driven by strong performance across all key revenue streams – listing revenue, lead generation, and display advertising revenue.

2

Mortgage marketplace segment revenue

Mortgage Marketplace revenue was RUB 53 million for the three months ended September 30, 2022 compared to RUB 72 million for the same period of the prior year, corresponding to a decrease of RUB 19 million or 26%. The demand for mortgage loans did not fully recover after the key interest rate hike in late February and was under pressure at the end of September after the announcement of the partial military mobilization in Russia.

Operating expenses

Total operating expenses slightly increased by 3% to RUB 1,897 million in the three months ended September 30, 2022 compared with RUB 1,842 million in the three months ended September 30, 2021, primarily driven by growth in other operating expenses.

The following table sets forth a breakdown of our operating expenses for the periods indicated (in millions of RUB and USD):

	Three months ended (unaudited)
	September 30, 2021	September 30, 2022	September 30, 2022	Y-o-Y growth
	RUB	RUB	USD (1)
Operating expenses	1,842	1,897	33.0	3%
Marketing expenses	593	568	9.9	-4%
Employee-related expenses	916	911	15.9	-1%
IT expenses	144	148	2.6	3%
Depreciation and amortization	72	65	1.1	-10%
Other operating expenses	117	205	3.6	75%

Profit for the period

Profit for the three months ended September 30, 2022 was RUB 380 million compared to a loss of RUB 299 million for the three months ended September 30, 2021. The change in profit/(loss) for the period was driven primarily by the same factors as affecting our Adjusted EBITDA described below.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA for the three months ended September 30, 2022 reached RUB 549 million compared to RUB 151 million for the three months ended September 30, 2021. The increase in Adjusted EBITDA was primarily driven by the revenue growth supported by the relatively flat operating costs dynamics.

Adjusted EBITDA Margin increased by 15 ppt to 24.5% for the three months ended September 30, 2022.

Nine Months 2022 Results

Revenue

Revenue for the nine months ended September 30, 2022 amounted to RUB 5,872 million compared to RUB 4,261 million for the nine months ended September 30, 2021, demonstrating an increase of RUB 1,611 million, or 38%. The revenue growth was mainly driven by growth of the Core Business segment.

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The following table sets forth a breakdown of our revenue by segment and type for the periods indicated (in millions of RUB and USD):

	Nine months ended (unaudited)
	September 30, 2021	September 30, 2022	September 30, 2022	Y-o-Y growth
	RUB	RUB	USD (1)
Total Revenue	4,261	5,872	102.3	38%
Core Business	4,033	5,554	96.7	38%
Mortgage Marketplace	191	153	2.7	(20%)
Valuation and Analytics	28	39	0.7	39%
C2C Rental	2	-	-	(100%)
End-to-End Offerings	7	126	2.2	1700%

1 Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of September 30, 2022 (RUB 57.4130 to USD 1.00)

Core Business segment revenue

Core Business revenue reached RUB 5,554 million for the nine months ended September 30, 2022, increasing by 38% compared to RUB 4,033 million for the nine months ended September 30, 2021. Similar to the third quarter, Core Business revenue growth was driven by a positive performance across all key revenue streams.

Mortgage marketplace segment revenue

Mortgage Marketplace revenue amounted to RUB 153 million for the nine months ended September 30, 2022 compared to RUB 191 million for the same period of the prior year, representing a decrease of RUB 38 million, or 20%, as the demand did not fully recover after the key interest rate increase in late February.

Operating expenses

Total operating expenses decreased by 11% to RUB 5,484 million in the nine months ended September 30, 2022 from RUB 6,187 million in the nine months ended September 30, 2021, primarily driven by a decrease in marketing and employee-related expenses.

The following table sets forth a breakdown of our operating expenses for the periods indicated (in millions of RUB and USD):

	Nine months ended (unaudited)
	September 30, 2021	September 30, 2022	September 30, 2022	Y-o-Y growth
	RUB	RUB	USD (1)
Operating expenses	6,187	5,484	95.5	-11%
Marketing expenses	1,722	1,608	28.0	-7%
Employee-related expenses, including	3,548	2,701	47.0	-24%
IT expenses	373	410	7.1	10%
Depreciation and amortization	206	204	3.6	-1%
Other operating expenses	338	561	9.8	66%

1 Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of September 30, 2022 (RUB 57.4130 to USD 1.00)

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Loss for the period

Loss for the nine months ended September 30, 2022 was RUB 9 million compared to a loss of RUB 1,969 million for the nine months ended September 30, 2021. The change in loss for the period was driven primarily by the same factors as affecting our Adjusted EBITDA described below as well as a foreign currency exchange loss of RUB 351 related to our USD denominated cash balances.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA for the nine months ended September 30, 2022 reached RUB 1,085 million, compared to RUB 202 million for the nine months ended September 30, 2021. The increase in Adjusted EBITDA was primarily driven by the revenue growth partially supported by decrease in operating costs.

Adjusted EBITDA Margin increased by 14 ppt to 18.5% for the nine months ended September 30, 2022.

Third Quarter and Nine Months 2022 Financial Results Conference Call

In light of the existing uncertainty and market volatility, the Company will not be conducting its second quarter and first nine months 2022 conference call. Investors, analysts, and media are welcome to send their inquiries to the Company using the contact details provided in this release.

About Cian

Cian is a leading online real estate classifieds platform in the large, underpenetrated and growing Russian real estate classifieds market, with a strong presence across Russia and leading positions in the country’s key metropolitan areas. The Company ranks among the top twelve most popular online real estate classifieds globally in terms of traffic (based on SimilarWeb traffic data for other online real estate classifieds and Google Analytics data for Cian for October 2022). Cian’s networked real estate platform connects millions of real estate buyers and renters to millions of high-quality real estate listings of all types — residential and commercial, primary and secondary, urban and suburban. In the third quarter of 2022, the Company had 2.0 million listings available through its platform and the monthly audience with an average UMV of over 18 million. Through its technology-driven platform and deep insights into the Russian real estate market the Company provides an end-to-end experience for its customers and users and helps them address multiple pain points on their journey to a new home or place to work.

Source: Cian PLC

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Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding our financial outlook for 2021 and long-term growth strategy, as well as statements that include the words “target,” “believe,” “expect,” “aim,” “intend, intend,” may,” “anticipate,” “estimate,” “plan,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could” and other words and terms of similar meaning or the negative thereof. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: the negative impact on the Russian economy of the ongoing military actions between Russia and Ukraine, any negative effects of sanctions, export controls and similar measures targeting Russia as well as other responses to the military conflict in Ukraine; our ability to maintain our leading market positions, particularly in Moscow, St. Petersburg and certain other regions, and our ability to achieve and maintain leading market position in certain other regions; our ability to compete effectively with existing and new industry players in the Russian real estate classifieds market; our heavy dependence on our brands and reputation; any potential failure to adapt to any substantial shift in real estate transactions from, or demand for services in, certain Russian geographic markets; any downturns in the Russian real estate market and general economic conditions in Russia; any effect on our operations due to cancellation of, or any changes to, the Russian mortgage subsidy program or other government support programs; further widespread impacts of the COVID-19 pandemic, or other public health crises, natural disasters or other catastrophic events which may limit our ability to conduct business as normal; our ability to establish and maintain important relationships with our customers and certain other parties; any failure to establish and maintain proper and effective internal control over financial reporting; any failure to remediate existing deficiencies we have identified in our internal controls over financial reporting, including our information technology general controls; any new or existing government regulation in the area of data privacy, data protection or other areas and the other important factors discussed under the caption “Risk Factors” in Cian’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on May 2, 2022 and our other filings with the SEC as such factors may be updated from time to time.

Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Investor contacts:

Daria Fadeeva

ir@cian.ru

Media contacts:

Olga Podoliaka

po@cian.ru

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Consolidated Statement of Profit or Loss and Other Comprehensive Income (in millions of RUB and USD, except share and per share amounts)

	Three months ended (unaudited)
	September 30, 2021	September 30, 2022	September 30, 2022
	RUB	RUB	USD(1)
Revenue	1,557	2,241	39.0

Operating expenses:
Marketing expenses	(593)	(568)	(9.9)
Employee-related expenses	(916)	(911)	(15.9)
IT expenses	(144)	(148)	(2.6)
Depreciation and amortization	(72)	(65)	(1.1)
Other operating expenses	(117)	(205)	(3.6)
Total operating expenses	(1,842)	(1,897)	(33)

Operating (loss) / profit	(285)	344	6.0
Finance costs	(15)	(7)	(0.1)
Finance income	5	35	0.6
Foreign currency exchange gain / (loss), net	(1)	127	2.2
Other income	-	12	0.2
Profit / (loss) before income tax	(296)	511	8.9
Income tax (expense)	(3)	(131)	(2.3)
Profit / (loss) for the period	(299)	380	6.6
Total comprehensive income / (loss) for the period	(299)	380	6.6

Profit / (loss) per share, in RUB
Basic profit / (loss) per share attributable to ordinary equity holders of the parent	(4.60)	5.43	0.09
Diluted profit / (loss) per share attributable to ordinary equity holders of the parent	(4.60)	5.32	0.09

1 Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of September 30, 2022 (RUB 57.4130 to USD 1.00)

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Consolidated Statement of Profit or Loss and Other Comprehensive Income (in millions of RUB and USD, except share and per share amounts)

	Nine months ended (unaudited)
	September 30, 2021	September 30, 2022	September 30, 2022
	RUB	RUB	USD(1)
Revenue	4,261	5,872	102.3

Operating expenses:
Marketing expenses	(1,722)	(1,608)	(28.0)
Employee-related expenses	(3,548)	(2,701)	(47.0)
IT expenses	(373)	(410)	(7.1)
Depreciation and amortization	(206)	(204)	(3.6)
Other operating expenses	(338)	(561)	(9.8)
Total operating expenses	(6,187)	(5,484)	(96)

Operating (loss) / profit	(1,926)	388	6.8
Finance costs	(46)	(17)	(0.3)
Finance income	12	66	1.1
Foreign currency exchange loss, net	(28)	(351)	(6.1)
Other income	—	33	0.6
Profit / (Loss) before income tax	(1,988)	119	2.1
Income tax benefit / (expense)	19	(128)	(2.2)
Loss for the period	(1,969)	(9)	(0.2)
Total comprehensive loss for the period	(1,969)	(9)	(0.2)

Loss per share, in RUB
Basic loss per share attributable to ordinary equity holders of the parent	(30.69)	(0.13)	(0.00)
Diluted loss per share attributable to ordinary equity holders of the parent	(30.69)	(0.13)	(0.00)

1 Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of September 30, 2022 (RUB 57.4130 to USD 1.00)

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Consolidated Statement of Financial Position (in millions of RUB and USD)

	As of
	December 31, 2021	September 30, 2022	September 30, 2022
	RUB	RUB	USD(1)
	(audited)	(unaudited)	(unaudited)
Assets
Non-current assets
Property and equipment	49	65	1.1
Right-of-use assets	98	62	1.1
Goodwill	785	785	13.7
Intangible assets	1,197	1,093	19.0
Deferred tax assets	226	172	3.0
Other non-current assets	15	10	0.2
Total non-current assets	2,370	2,187	38.1

Current assets
Inventories	108	27	0.5
Advances paid and prepaid expenses	93	79	1.4
Trade and other receivables	408	414	7.2
Prepaid income tax	4	1	0.0
Cash and cash equivalents	2,419	3,299	57.5
Other current assets	198	139	2.4
Total current assets	3,230	3,959	69.0
Total assets	5,600	6,146	107.0

Equity and liabilities
Equity
Share capital	2	2	0.0
Share premium	7,614	7,702	134.2
Equity-settled employee benefits reserves	110	484	8.4
Accumulated loss	(3,854)	(3,832)	(66.7)
Total equity	3,872	4,356	75.9

Liabilities
Non-current liabilities
Lease liabilities	48	20	0.3
Deferred tax liabilities	135	130	2.3
Deferred income	125	115	2.0
Total non-current liabilities	308	265	4.6

Current liabilities
Contract liabilities	425	537	9.4
Trade and other payables	619	502	8.7
Income tax payable	59	60	1.0
Other taxes payable	241	357	6.2
Lease liabilities	43	36	0.6
Deferred income	33	33	0.6
Total current liabilities	1,420	1,525	26.6
Total liabilities	1,728	1,790	31.2
Total equity and liabilities	5,600	6,146	107.0

1 Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of September 30, 2022 (RUB 57.4130 to USD 1.00)

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Consolidated Statement of Cash Flows (in millions of RUB and USD)

	Nine months ended (unaudited)
	September 30, 2021	September 30, 2022	September 30, 2022
	RUB	RUB	USD(1)
	(audited)	(audited)	(unaudited)
Cash flows from operating activities
Profit / (loss) before income tax	(1,988)	119	2.1
Adjusted for:
Depreciation and amortization	206	204	3.6
Employee share-based payment expense	1,785	493	8.6
Finance income	(12)	(66)	(1.1)
Finance costs	46	17	0.3
Foreign currency exchange loss, net	28	351	6.1
(Reversal) / Allowance for expected credit losses	3	(16)	(0.3)
Other non-cash items	2	(2)	(0.0)
Working capital changes:
Decrease / (increase) in trade and other receivables	(97)	1	0.0
Decrease in advances paid and prepaid expenses	6	20	0.3
Decrease / (increase) in other assets	(57)	140	2.4
(Decrease) / increase in trade and other payables	190	(141)	(2.5)
Increase in contract liabilities and deferred income	28	81	1.4
Increase in other liabilities	111	116	2.0
Cash generated from operating activities	251	1,317	22.9
Income tax paid	(20)	(75)	(1.3)
Interest received	9	65	1.1
Interest paid	(45)	(5)	(0.1)
Net cash generated from operating activities	195	1,302	22.7

Cash flows from investing activities
Acquisition of a subsidiary, net of cash acquired	(1,651)	-	-
Purchase of property and equipment	(37)	(40)	(0.7)
Purchase of intangible assets	(57)	(40)	(0.7)
Loan issued to a related party	(6)	-	-
Net cash used in investing activities	(1,751)	(80)	(1.4)

Cash flows from financing activities
Proceeds from the issue of ordinary shares	2,265	-	-
Repayment of borrowings	(279)	-	-
Payment of principal portion of lease liabilities	(29)	(32)	(0.6)
Net cash (used in) / generated from financing activities	1,957	(32)	(0.6)

Net increase in cash and cash equivalents	401	1,190	20.7
Cash and cash equivalents at the beginning of the period	449	2,419	42.1
Effect of exchange rate changes on cash and cash equivalents	(1)	(323)	(5.6)
Reversal of allowance for expected credit losses	-	13	0.2
Cash and cash equivalents at the end of the period	849	3,299	57.5

1 Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of September 30, 2022 (RUB 57.4130 to USD 1.00)

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Non-IFRS Financial Measures and Supplemental Financial Information

Use of Non-IFRS Financial Measures

We use Adjusted EBITDA and Adjusted EBITDA Margin as non-IFRS financial measure in assessing our operating performance and in our financial communications.

Adjusted EBITDA and Adjusted EBITDA Margin are financial measures that are not calculated in accordance with IFRS. These non-IFRS financial measures should not be considered in isolation or as an alternative or a substitute to loss for the period, which is the most directly comparable IFRS measure, or any other measure of financial performance calculated and presented in accordance with IFRS. Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools. Some of these limitations are:

•	they exclude depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future, increasing our cash requirements;

•	they do not reflect interest expense, or the cash required to service our debt, which reduces cash available to us;

•	they do not reflect income tax payments that reduce cash available to us;

•	they do not reflect share-based compensation expenses and, therefore, do not include all of our employee-related expenses; and

•	other companies, including companies in our industry, may calculate those measures differently, which reduces their usefulness as comparative measures.

The tables below provide detailed reconciliations of each non-IFRS financial measure we use from the most directly comparable IFRS financial measure.

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Reconciliation of Adjusted EBITDA from Loss for the period, the most directly comparable IFRS financial measure (in millions of RUB and USD)

	Three months ended (unaudited)
	September 30, 2021	September 30, 2022	September 30, 2022
	RUB	RUB	USD(1)
Profit / (loss) for the period	(299)	380	6.6
Income tax expense	3	131	2.3
Profit / (loss) before income tax	(296)	511	8.9
Depreciation and amortization	72	65	1.1
Finance (income) / expenses, net(2)	10	(28)	(0.5)
Foreign currency exchange (gain) / loss, net	1	(127)	(2.2)
Share-based payment expenses	315	140	2.4
IPO-related costs	49	-	-
Income from the depositary	-	(12)	(0.2)
Adjusted EBITDA(3)	(151)	549	9.6
Adjusted EBITDA Margin(4)	9.7%	24.5%	24.5%

	Nine months ended (unaudited)
	September 30, 2021	September 30, 2022	September 30, 2022
	RUB	RUB	USD(1)
Loss for the period	(1,969)	(9)	(0.2)
Income tax expense / (benefit)	(19)	128	2.2
Profit / (loss) before income tax	(1,988)	119	2.1
Depreciation and amortization	206	204	3.6
Finance (income) / expenses, net(2)	34	(49)	(0.9)
Foreign currency exchange loss, net	28	351	6.1
Share-based payment expenses	1,785	493	8.6
IPO-related costs	137	-	-
Income from the depositary	-	(33)	(0.6)
Adjusted EBITDA(3)	202	1,085	18.9
Adjusted EBITDA Margin(4)	4.7%	18.5%	18.5%

1 Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of September 30, 2022 (RUB 57.4130 to USD 1.00)

2 Comprises finance costs and finance income for the respective periods

3 Defined as profit / (loss) for the period adjusted to exclude income tax (benefit) / expense, finance costs, finance income, foreign currency exchange loss / (gain), net, depreciation and amortization, share-based payments under equity-based incentive program consisting of phantom share options and restricted share units, IPO-related costs and income from the depository

4 Defined as Adjusted EBITDA divided by revenue for the respective periods

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